SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34202; 812-15120

Star Mountain Credit Opportunities Fund, LP, et al.

February 23, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company

Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in

portfolio companies with each other and with certain affiliated investment funds.

Applicants: Star Mountain Credit Opportunities Fund, LP (the "Fund"); Star Mountain Fund

Management, LLC (the "BDC Adviser), on behalf of itself and its successors[1]; Star Mountain

Diversified Small Business Access Fund II, LP, Star Mountain Diversified Small Business

Access Fund II-A, LP, Star Mountain Diversified Credit Income Fund III, LP, Star Mountain –

PA Small Business Co-Investment Platform, LP, Star Mountain – PA Small Business Co-

Investment Platform II, LP, Star Mountain – PA Holdings I, LTD, Star Mount U.S. Lower

Middle-Market Secondary Fund II, LP and Star Mountain SBIC Fund, LP (collectively, the

"Existing Affiliated Funds").

Filing Dates: The application was filed on April 3, 2020 and amended on July 29, 2020 and

November 25, 2020.

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[1]   The term "successor", as applied to each Adviser (as defined below), means an entity that results
from a reorganization into another jurisdiction or change in the type of business organization.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by e-mailing the

Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the

request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on

March 22, 2021, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability of

a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by e-mailing the Commission's Secretary at

Secretarys-Office@sec.gov.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, Secretarys-

Office@sec.gov. Applicants: Chris.Gimbert@starmountaincapital.com and

Richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, at (202)

551-6990 or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	The Fund is a Delaware limited partnership that will convert to a Delaware

corporation that is a non-diversified, closed-end management investment company and intends to

elect to be regulated as a business development company ("BDC") under section 54(a) of the Act.[2] The Fund's investment objective is to create a diversified and current yielding portfolio composed primarily of senior and subordinated loans with equity upside investments in the U.S. small and medium-sized business ("SMBs") market segment. The Fund invests primarily in privately negotiated loans and equity investments to SMBs generally with annual revenues greater than $15 million and earnings before interest, taxes, depreciation and amortization of less than $50 million. The Fund generates revenues primarily through receipt of interest income from the investments it holds. The board of directors (the "Board[3]") of the Fund will be comprised of five directors, three of whom are not "interested persons," within the meaning of section 2(a)(19) of the Act ("Non-Interested Directors"). Prior to relying on the requested Order, the Fund will have filed an election to be regulated as a BDC under the Act.

2.   The BDC Adviser is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission under the Investment Advisers Act of 1940 (the "Advisers Act"). The BDC Adviser serves as the investment adviser to the Fund and each of the Existing Affiliated Funds.

3.   The Existing Affiliated Funds pursue strategies focused on investing in senior and subordinated loans with equity upside investments in U.S. small and medium-sized businesses. Each Existing Affiliated Fund is an entity whose investment adviser is the BDC Adviser and that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

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[2]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]   The term "Board" refers to the board of directors of any Regulated Fund.

4.	Applicants seek an order ("Order") to permit a Regulated Fund[4] and one or more other Regulated Funds and/or one or more Affiliated Funds[5] to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under section 17(d) and/or section 57(a)(4) and rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;[6] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.[7]

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[4]	"Regulated Fund" means the Fund and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as BDC, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term "Adviser" means the BDC Adviser and any future investment adviser that (i) controls, is controlled by, or is under common control with the BDC Adviser and (ii) is registered as an investment adviser under the Advisers Act.

[5]	"Affiliated Fund" means the Existing Affiliated Funds and any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program.

[6]	The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "Securities Act").

[7]	All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

5.   Applicants state that any of the Regulated Funds may, from time to time, form a

Wholly-Owned Investment Sub.[8] Such a subsidiary would be prohibited from investing in a Co-

Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a

company controlled by its parent Regulated Fund for purposes of section 57(a)(4) of the Act and

rule 17d-1 under the Act. Applicants request that each Wholly-Owned Investment Sub be

permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and

that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for

purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub

would have no purpose other than serving as a holding vehicle for the Regulated Fund's

investments and, therefore, no conflicts of interest could arise between the Regulated Fund and

the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant

determinations under the conditions with regard to a Wholly-Owned Investment Sub's

participation in a Co-Investment Transaction, and the Regulated Fund's Board would be

informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub

in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-

Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be

informed of, and take into consideration, the relative participation of the Regulated Fund and the

Wholly-Owned Investment Sub.

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[8]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a
Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100 percent of
the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments
on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole
authority to make all determinations with respect to the entity's participation under the conditions of the
application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.
All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subs and
will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their
parent Regulated Fund's Objectives and Strategies.

6.   When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies[9], investment policies, investment positions, capital available for investment,[10] and other pertinent factors applicable to that Regulated Fund. The Regulated Fund's Adviser expects that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on capital available for investment or diversification. The Board of each Regulated Fund, including the Non-Interested Directors, has determined, or will have determined, that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions.[11]

7.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote on that Co-Investment Transaction under section 57(o) of the Act ("Eligible Directors"), and the required majority of such directors of the Board, as defined in section 57(o) of the Act ("Required Majority")[12] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

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[9]   "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[10]   The amount of each Regulated Fund's capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations.

[11]   The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[12]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

8.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

9.   No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

10.   If the Advisers, their principal owners (the "Principals"), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as required under condition 14.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company

unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Similarly, with regard to BDCs, section 57(a)(4) of the Act generally prohibits certain persons specified in section 57(b) from participating in joint transactions with the BDC or a company controlled by the BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

3. Applicants state that in the absence of the requested relief, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions set forth in the application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants believe that the participation of the Regulated Funds in the Co-Investment Transactions done in accordance with the proposed terms and conditions would be consistent with the provisions, policies, and purposes of the Act and would be done in a manner that was not different from, or less advantageous than, the other participants.

<u>Applicants' Conditions</u>:

Applicants agree that the Order shall be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and

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Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

    (i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

    (ii)   the Potential Co-Investment Transaction is consistent with:

        (A)   the interests of the shareholders of the Regulated Fund; and

        (B)   the Regulated Fund's then-current Objectives and Strategies;

    (iii)   the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

        (A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[13] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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[13]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

7.   (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and any other Regulated Fund.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

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8.   (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be

invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's capital available for investment in the asset class to be allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[14] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment

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[14]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

advisory fees paid in accordance with the agreement between the Adviser and the Regulated

Fund or Affiliated Fund.

14.   If the Holders own in the aggregate more than 25 percent of the Shares of a

Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated

Fund's other shareholders (not including the Holders) when voting on (1) the election of

directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or

applicable State law affecting the Board's composition, size or manner of election.

15.   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4)

under the Act, will prepare an annual report for its Board each year that evaluates (and

documents the basis of that evaluation) the Regulated Fund's compliance with the terms and

conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated

authority.

J. Matthew DeLesDernier
Assistant Secretary